Exhibit A


                    Pioneer Ibbotson Asset Allocation Series
                                 60 State Street
                           Boston, Massachusetts 02110

                                                     November 25, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Ibbotson Asset Allocation Series
                  Registration Statement on Form N-1A
                  (File Nos. 333-114788; 811-21569)

Ladies and Gentlemen:

         In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A of Pioneer Ibbotson Asset Allocation Series (the "Registrant"), filed on September 30, 2009 with respect to its series Pioneer Ibbotson Conservative Allocation Fund, Pioneer Ibbotson Moderate Allocation Fund, Pioneer Ibbotson Growth Allocation Fund and Pioneer Ibbotson Aggressive Allocation Fund, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the placecountry-regionUnited States.

                                   Sincerely,

                                   Pioneer Ibbotson Asset Allocation Series

                                   By: /s/Christopher J. Kelley

                                 Name:    Christopher J. Kelley
                                Title:    Assistant Secretary